UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Press release

Paris, 23 July 2014

Following the success of the « Cap’Orange » offer, Orange Group will sell 16 million treasury shares to its employees

Following the success of its employee share offer "Cap’Orange" announced on 13 May 2014, Orange will sell 16 million existing treasury shares to its current and retired employees in France who subscribed to "Cap'Orange" through the Orange savings plan.

The treasury shares were acquired in 2011 directly through share buy backs and the settlement of an over-the-counter forward purchase of 4,050,532 shares dated 20 July 2015.

As a consequence, Orange hereby announces the early redemption of the forward purchase and its request for physical delivery of 700,000 shares, to be added to the 15.3 million existing shares already in treasury, in order to deliver the 16 million shares to the benefit of participating employees on 31 July 2014.

Name of the issuer: Orange

Transaction on financial instruments and purchases following the exercise of financial instruments

Trade Date	Sale/Purchase	Options/Term	Number of shares	Maturity	Market
22 July 2014	Early redemption	Forward sale	4,050,532	20 July 2015	OTC

Trade Date	Sale/Purchase	Number of shares	Price per share	Total Amount	Transaction	Market
22 July 2014	Purchase	700,000	11.4064 €	7,984,480 €	Partial exercise of the forward as part of the early redemption (please see above)	OTC

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2013 and has 164,000 employees worldwide at 31 March 2014, including 101,000 employees in France. Present in 30 countries, the Group has a total customer base of more than 239 million customers at 31 March 2014, including 182 million mobile customers and 16 million fixed broadband customers worldwide. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact: +33 1 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com

Olivier Emberger, olivier.emberger@orange.com

ORANGE

Date: July 23, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations